SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MicroVision, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

594960106
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

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CUSIP No. 594960106	13G	Page 2 of 12

1	NAME OF REPORTING PERSONS Pyxis Credit Strategies Fund (f/k/a Highland Credit Strategies Fund)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 643,777**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 643,777**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,777**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%**
12	TYPE OF REPORTING PERSON* IV, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

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CUSIP No. 594960106	13G	Page 3 of 12

1	NAME OF REPORTING PERSONS Pyxis Capital, L.P. (f/k/a Highland Funds Asset Management, L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 643,777**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 643,777**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,777**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%**
12	TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

3

CUSIP No. 594960106	13G	Page 4 of 12

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 643,777**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 643,777**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,777**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%**
12	TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

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CUSIP No. 594960106	13G	Page 5 of 12

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,224,433**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,224,433**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,224,433**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%**
12	TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

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CUSIP No. 594960106	13G	Page 7 of 12

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,224,433**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,224,433**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,224,433**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%**
12	TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

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CUSIP No. 594960106	13G	Page 8 of 12

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,868,210**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,868,210**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,868,210**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%**
12	TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

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SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Pyxis Credit Strategies Fund (f/k/a Highland Credit Strategies Fund), a series of Pyxis Funds II (f/k/a Highlands Funds II), a Delaware statutory trust (the “Credit Fund”), Pyxis Capital, L.P. (f/k/a Highland Funds Asset Management, L.P.), a Delaware limited partnership (“Pyxis”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”).

R. Joseph Dougherty is the President of Strand XVI, and James D. Dondero is the President of Strand. Strand XVI is the general partner of Pyxis. Pyxis is the investment advisor to the Credit Fund. Strand is the general partner of Highland Capital. Highland Capital serves as the advisor to certain private investment funds and managed accounts (the “Private Funds” and together with the Credit Fund, the “Funds”). This Schedule 13G relates to shares of Common Stock, $.001 par value (the “Common Stock”), of MicroVision, Inc., a Delaware corporation (the “Issuer”), held by the Funds.

Item 1(a)	Name of Issuer.

MicroVision, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

6222 185th Avenue NE

Redmond, Washington 98052

Item 2(a)	Name of Person Filing.

(1)	Pyxis Credit Strategies Fund (f/k/a Highland Credit Strategies Fund)
(2)	Pyxis Capital, L.P. (f/k/a Highland Funds Asset Management, L.P.)
(3)	Strand Advisors XVI, Inc.
(4)	Highland Capital Management, L.P.
(5)	Strand Advisors, Inc.
(6)	James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

13455 Noel Rd., Suite 800

Dallas, Texas 75240

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Item 2(c)	Citizenship or Place of Organization.

(1)	Pyxis Credit Strategies Fund (f/k/a Highland Credit Strategies Fund), a series of Pyxis Funds II (f/k/a Highlands Funds II), a Delaware statutory trust.
(2)	Pyxis Capital, L.P. (f/k/a Highland Funds Asset Management, L.P.) is a Delaware limited partnership.
(3)	Strand Advisors XVI, Inc. is a Delaware corporation.
(4)	Highland Capital Management, L.P. is a Delaware limited partnership.
(5)	Strand Advisors, Inc. is a Delaware corporation.
(6)	James D. Dondero is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $.001 par value.

Item 2(e)	CUSIP Number.

594960106

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)	The Credit Fund may be deemed the beneficial owner of 643,777 shares of Common Stock that it holds directly. Pyxis and Strand XVI may be deemed the beneficial owners of the 643,777 shares of Common Stock held by the Credit Fund. This amount consists of 643,777 shares of Common Stock issuable upon exercise of presently exercisable warrants.
Highland Capital and Strand may be deemed the beneficial owners of the 6,224,433 shares of Common Stock held by the Private Funds. This amount consists of (i) 3,649,326 shares of Common Stock and (ii) 2,575,107 shares of Common Stock issuable upon exercise of presently exercisable warrants.
Mr. Dondero may be deemed the beneficial owners of the 6,868,210 shares of Common Stock held by the Funds. This amount consists of (i) 3,649,326 shares of Common Stock and (ii) 3,218,884 shares of Common Stock issuable upon exercise of presently exercisable warrants.
(b)	The Credit Fund, Pyxis and Strand XVI may be deemed the beneficial owners of 0.5% of the outstanding shares of Common Stock. This percentage was determined by dividing 643,777, the number of shares of Common Stock held directly by the Credit Fund, by the sum of (i) 136,149,468, which is the number of shares of Common Stock outstanding according to the Issuer’s Additional Soliciting Materials on Schedule 14A filed on January 30, 2012 with the Securities and Exchange Commission, plus (ii) the 643,777 shares of Common Stock issuable upon exercise of presently exercisable warrants held by the Credit Fund.

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Highland Capital and Strand may be deemed the beneficial owners of 4.5% of the outstanding shares of Common Stock. This percentage was determined by dividing 6,224,433, the number of shares of Common Stock held directly by the Private Funds, by the sum of (i) 136,149,468, which is the number of shares of Common Stock outstanding according to the Issuer’s Additional Soliciting Materials on Schedule 14A filed on January 30, 2012 with the Securities and Exchange Commission, plus (ii) the 2,575,107 shares of Common Stock issuable upon exercise of presently exercisable warrants held by the Private Funds.
Mr. Dondero may be deemed the beneficial owner of 4.9% of the outstanding shares of Common Stock. This percentage was determined by dividing 6,868,210, the number of shares of Common Stock held directly by the Funds, by the sum of (i) 136,149,468, which is the number of shares of Common Stock outstanding according to the Issuer’s Additional Soliciting Materials on Schedule 14A filed on January 30, 2012 with the Securities and Exchange Commission, plus (ii) the 3,218,884 shares of Common Stock issuable upon exercise of presently exercisable warrants held by the Funds.
(c)	The Credit Fund has the sole power to vote and dispose of the 643,777 shares of Common Stock that it holds directly. Pyxis and Strand XVI have the shared power to vote and dispose of the 643,777 shares of Common Stock held by the Credit Fund. Highland Capital and Strand have the shared power to vote and dispose of the 6,224,433 shares of Common Stock held by the Private Funds. Mr. Dondero has the shared power to vote and dispose of the 6,868,210 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

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Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 10, 2011, between Pyxis Credit Strategies Fund (f/k/a Highland Credit Strategies Fund), Pyxis Capital, L.P. (f/k/a Highland Funds Asset Management, L.P.), Strand Advisors XVI, Inc., Highland Capital Management, L.P., Strand Advisors, Inc., James D. Dondero.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

PYXIS FUNDS II, on behalf of its series Pyxis Credit Strategies Fund

By:	/s/ Ethan Powell
	Name:	Ethan Powell
	Title:	Secretary

PYXIS CAPITAL, L.P.

By:	Strand Advisors XVI, Inc., its general partner

By:	/s/ Thomas Surgent
	Name:	Thomas Surgent
	Title:	Secretary

STRAND ADVISORS XVI, INC.

By:	/s/ Thomas Surgent
	Name:	Thomas Surgent
	Title:	Secretary

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

/s/ James D. Dondero
James D. Dondero

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